EXHIBIT 99.1

MAG Silver Announces the Appointment of Selma Lussenburg as a Director

VANCOUVER, British Columbia, Feb. 10, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”) is pleased to announce that Ms. Selma Lussenburg has joined MAG as a member of the Board of Directors.

Ms. Lussenburg is a Business Executive, former General Counsel, Corporate Secretary and current Board Director with over 35 years of business experience.  She has held various senior level positions encompassing a broad range of legal, governance, compliance, pension, safety & security and operational responsibilities. Ms. Lussenburg currently serves on several other Boards and Committees, including Ontario Power Generation and other Boards. Ms. Lussenburg also serves as a Canadian private sector member on the NAFTA 2022 Advisory Committee on the resolution of private commercial disputes.

Ms. Lussenburg has served as General Counsel & Corporate Secretary for AT&T’s operations in Canada, for OMERS, and most recently at Toronto Pearson International Airport where her responsibilities included legal, governance, safety and security operations.

Ms. Lussenburg holds an undergraduate law degree (LLB) (University of Ottawa) and other degrees including a Masters of International Law (LLM) (Australian National University).

"We are very pleased that Selma has joined our Board," said Jonathan Rubenstein, Chairman of MAG. "She brings extensive legal, governance and safety expertise to our Board, along with wide-ranging business and board experience, all of which furthers our ability to enhance shareholder value."

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Property (44%), being developed in a Joint Venture with Fresnillo plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  The Joint Venture partners are currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of our JV partner, Fresnillo plc. As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

Chief Executive Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.